United States securities and exchange commission logo





                              April 19, 2023

       Nick Bhargava
       Chief Financial Officer
       Groundfloor Yield LLC
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: Groundfloor Yield
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment
                                                            Filed March 23,
2023
                                                            File No. 024-11411

       Dear Nick Bhargava:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A-POS filed March 23, 2023

       General

   1. We note the consent filed as exhibit 11.1. Please have your auditors revise their consent to reference the Form
1-A rather than the Form 1-K.
   2. It appears you commenced your offering on May 14, 2021 and that offering is continuing.
                                                        Please provide your
analysis of how you are in compliance with the requirement that you update your offering
statement on an annual basis as set forth in Rule 252(f)(iii)(2)(i) of
                                                        Regulation A. Also,
please clarify whether you have sold securities since the date that was
                                                        12 months after the
qualification date.
   3. Form 1-A requires that issuers specify the price of the securities being offered. This means that the interest rate
payable on the note must be calculable by investors or determined by reference to a formula
with publicly available inputs (for example, by reference to a
 Nick Bhargava
Groundfloor Yield LLC
April 19, 2023
Page 2
       benchmark). Your ability to change interest rates is within your complete discretion and therefore lacks transparency that is present when a rate is calculable by investors or determined by reference to a formula with publicly available inputs. Please revise your pricing method to comply with Regulation A. For additional guidance, please see Note 2 of Item 501(b)(3) from Regulation S-K.
4.     We may have additional comments, including on your auto-invest program.
5.     We note the disclosure on the FAQs section of Groundfloor   s website
that    Groundfloor
       pre-funds loans to real estate developers, then works with the U.S. Securities & Exchange
       Commission (SEC) to convert these loans into securities that are then sold to investors.
       Please revise this language consistent with the cover page legend set forth in in Rule
       253(f) of Regulation A, as the SEC does not pass upon the merits or give its approval to any securities offered.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameNick Bhargava
                                                             Division of
Corporation Finance
Comapany NameGroundfloor Yield LLC
                                                             Office of Real
Estate & Construction
April 19, 2023 Page 2
cc:       Brian Korn, Esq.
FirstName LastName